EXHIBIT 99.1

enCore Energy Continues to Expand Uranium Production at the Alta Mesa Plant

NASDAQ:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Oct. 24, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a uranium producer and America's Clean Energy Company™, today provided an update on the production ramp up at its South Texas Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant ("Alta Mesa CPP") and Wellfield. The Company has achieved an important milestone in the expansion of production and is now nearing flow capacity at the first of Alta Mesa CPP's three ion exchange circuits ("IX circuits"). The three IX circuits can provide dissolved uranium in groundwater to the Alta Mesa CPP from multiple wellfields simultaneously.

Significant operational highlights include:

  The three IX circuits each have 2,500 gallons per minute ("gpm") capacity. The first IX circuit was commissioned in June 2024, with the second IX circuit planned to commence operation in Q1/25 and the third IX circuit planned to be online by year end of 2025. Ion exchange is a filtration system which removes liquid uranium from groundwater before it is dried and processed into U3O8 ("yellowcake" or "uranium") at the CPP;
  The Alta Mesa CPP's three IX circuits have a total flow rate of 7,500 gpm, equaling an annual recovery capacity of 1.5 million pounds of yellowcake when operating at full capacity;
  Since the June 2024 start-up of the Alta Mesa CPP, enCore has expanded Wellfield 7 from 27 injection and 34 recovery wells to 46 injection and 52 recovery wells while bringing the flow rate up to 2,100 gpm. Wellfield 7 is projected to provide the initial feed to all three IX circuits;
  The next ramp up currently underway, with an estimated completion date of November 2024, will further expand the number of injection and production wells at Wellfield 7 and is expected to increase flow rates to the capacity of the first IX circuit.

enCore Energy's Alta Mesa Plant (CNW Group/enCore Energy Corp.)

Paul Goranson, the Company's Chief Executive Officer said, "We have been very pleased with the results from the first phase at Alta Mesa and production from the initial startup. As we expand Wellfield 7, we expect continued success which will build up flow rates to support all three of the IX circuits at the Alta Mesa CPP.  We continue to work towards reaching full capacity through 2025 with plans to be fully operational at all three of our IX circuits."

enCore Energy CPP Process (IX Circuits operate within Resin Reloading) (CNW Group/enCore Energy Corp.)

Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant ("CPP") & Wellfield ("Alta Mesa")

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa is enCore's second producing location and operates under a 70/30 joint venture between enCore Energy Corp. and Boss Energy Limited (ASX:BOE; OTCQX:BQSSF) with enCore Energy as the managing operator.

Total operating capacity at the Alta Mesa CPP is currently 1.5 million lbs. U3O8 ("uranium") per year with an additional drying and packaging capacity of more than 0.5 million lbs. U3O8. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

Alta Mesa CPP and Wellfield highlights:

  Alta Mesa CPP's operations are located on 200,000 acres of private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas.
  The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.
Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cutoff)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in the production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming. The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 24-OCT-24